The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT

(1) VERY SUBSTANTIAL DISPOSAL AND
CONNECTED TRANSACTION

(2) VOLUNTARY WITHDRAWAL OF LISTING AND
PROPOSED DISTRIBUTION

Offer to purchase substantially all the businesses and assets of the SUNDAY Group

The Directors announce that on 25 September 2006, the Company received from PCCW, its controlling shareholder, an offer letter offering to purchase the entire issued share capital of SUNDAY Holdings, a wholly owned subsidiary of the Company.

It is a condition precedent to completion of the sale and purchase of SUNDAY Holdings contemplated by the Offer Letter that an internal group reorganisation first be implemented. On completion of the internal group reorganisation, SUNDAY Holdings would be the holding company of:

(a)   Mandarin and SUNDAY 3G, which are the SUNDAY Group's operating subsidiaries respectively providing 2G and 3G telecommunications services;

(b)   SUNDAY IP, which holds all of the intellectual property rights required by Mandarin and SUNDAY 3G for those businesses; and

(c)   SUNDAY China, which is the holding company for the SUNDAY Group's back office operations located in the PRC, which are carried on by SUNDAY Communications Services (Shenzhen) Limited.

Accordingly, the sale and purchase contemplated by the Offer Letter is a sale of substantially all the operating businesses and assets of the SUNDAY Group. Following completion of the sale and purchase contemplated by the Offer Letter, the SUNDAY Group's remaining subsidiaries would be non-operating or dormant subsidiaries which are insignificant in value.

The Aggregate Consideration for the Sale Shares proposed under the Offer Letter is HK$1,943,500,000, to be settled partly in cash as to HK$401,500,000 and partly by the issue of a promissory note in the principal amount of HK$1,542,000,000 by PCCW to the Company. The Offer Letter acknowledges that Mandarin would be sold subject to an aggregate amount of indebtedness owed by Mandarin to the PCCW Group on completion of the proposed sale and purchase of SUNDAY Holdings. As at 30 June 2006, the aggregate amount of such indebtedness was approximately HK$1,403,780,000 and would be increased by any additional advances made by the PCCW Group to Mandarin after 30 June 2006 and prior to completion of the proposed sale and purchase of SUNDAY Holdings.

Board's proposal for considering the Offer

The Board has carefully considered the terms of the Offer set out in the Offer Letter. Having observed the likely technology trends and developments in other markets, the Board considers that continuing the Company's existing business as a stand alone 2G and 3G mobile telecommunications services provider is unlikely to create shareholder value in the short or medium term equivalent to that which can now be achieved by accepting the Offer. Accordingly, noting that the Aggregate Consideration represents a significant premium over the Company's existing share price, the Board considers that there is a strong prima facie case that acceptance of the Offer would be in the best interests of the Company and its Shareholders as a whole and has established an independent committee of the Board and appointed ING Bank N.V. as an independent financial adviser to analyse the proposal in more detail. The views of the independent committee of the Board and the independent financial adviser will be set out in the Shareholders' circular referred to below.

Having said that, acceptance of the Offer would result in the Company selling substantially all of its operating businesses and assets and taking a strategic decision to exit the highly competitive mobile telecommunications sector in Hong Kong. In view of the strategic importance of the decision whether or not to accept the Offer, the Board wishes to ascertain the views of the Independent Shareholders in relation to the possibility of accepting the Offer and the proposals for dealing with the potential sale proceeds outlined below, before deciding whether or not to accept the Offer. Accordingly, the Company has requested PCCW to leave the Offer open for acceptance at any time up to 31 December 2006 and to undertake to the Company not to withdraw or vary the terms of the Offer prior to that date. PCCW agreed to the Company's request by a letter dated 27 September 2006. The Board intends to convene the EGM to consider the proposals described in this announcement and ascertain the views of the Independent Shareholders in relation to each of those proposals before deciding whether or not to accept the Offer. The EGM to be convened will be a general meeting of shareholders convened in accordance with the requirements of Chapters 14 and 14A of the Listing Rules and the resolutions to be proposed at the EGM will, if passed, constitute the Independent Shareholders' approvals required under the Listing Rules in order to complete the Sale and implement the other matters contemplated by this announcement. The legally binding agreement resulting from acceptance of the Offer would not be subject to further Independent Shareholders' approval.

Regulatory considerations relating to the Offer and the Sale

PCCW Mobile, a wholly owned subsidiary of PCCW, holds approximately 79.35% of the issued share capital of the Company. PCCW is, therefore, a connected person of the Company. Under Rule 14A.13(1)(a) of the Listing Rules, the Sale resulting from acceptance of the Offer would constitute a connected transaction for the Company. In addition, each of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Aggregate Consideration is more than 75%. Accordingly, the Sale would also constitute a very substantial disposal for the Company under Rule 14.06(4) of the Listing Rules and is subject to the disclosure, reporting and shareholders' approval requirements of Rules 14.48, 14.49 and 14A.13 of the Listing Rules. An EGM is proposed to be convened to consider, among other things, acceptance of the Offer and the Sale. PCCW Mobile and its associates will abstain from voting at the EGM on the resolution to approve acceptance of the Offer and the Sale.

An independent committee of the Board, comprising all of the Company's independent non-executive directors, has been established to advise the Independent Shareholders in connection with the acceptance of the Offer and the Sale. ING Bank N.V. has been appointed as an independent financial adviser to advise the independent committee of the Board in connection with acceptance of the Offer and the Sale.

Proposals for dealing with the sale proceeds which would be received if the Offer is accepted and the Sale is completed

The Board has carefully considered whether or not the sale proceeds which would be received if the Offer is accepted and the Sale is completed should be reinvested in the mobile telecommunications sector or other businesses. Given the very limited scale of the Company's operations, the increasing trends for consolidation and mergers in the mobile telecommunications sector and the increasing competitiveness of telecommunications businesses generally, the Board considers that, if the Sale proceeds, it would be in the best interests of the Shareholders to return substantially all of those sale proceeds to the Shareholders and allow Shareholders to make their own individual decisions as to how those sale proceeds should be invested. In terms of investing in other businesses, the Board believes that investments in alternative sectors would take a substantial time to develop and grow into profitable revenue streams, which may or may not deliver increased Shareholders' returns. Accordingly, having regard to the uncertainties involved in developing new businesses, the Board is reinforced in its view that it would be in the best interests of the Shareholders to return the Sale proceeds to the Shareholders.

Proposed Distribution

Accordingly, if the Offer is accepted by the Company and subject to the fulfillment of the conditions summarised below under the heading "Conditions of the Proposed Distribution", the Board proposes to declare a distribution in favour of the Shareholders of the entire amount of the sale proceeds received as a result of accepting the Offer and completing the Sale. Pursuant to the Proposed Distribution, the Promissory Note in the amount of HK$1,542,000,000 (representing 79.35% of the aggregate amount of the Proposed Distribution) would be distributed to PCCW Mobile and an amount of HK$401,500,000 in cash (representing 20.65% of the aggregate amount of the Proposed Distribution) would be distributed to the Independent Shareholders. This would result in the Independent Shareholders receiving HK$0.65 per Share in cash pursuant to the Proposed Distribution.

Withdrawal Proposal

If the Company accepts the Offer, the Company would be taking a decision to exit the highly competitive mobile telecommunications sector in Hong Kong, participation in which was the principal reason for the SUNDAY Group being established and obtaining a listing on the Stock Exchange. Having regard to the fact that the Board considers that it would be in the best interests of the Shareholders to return the sale proceeds which would be received if the Offer is accepted and the Sale is completed to the Shareholders, rather than seek to reinvest them in other businesses (whether telecommunications related or otherwise), the Board is proposing that, in conjunction with and as a condition precedent to, the Proposed Distribution, the Independent Shareholders consider approving a voluntary withdrawal of the listing of the Shares on the Stock Exchange.

A voluntary withdrawal of the listing of the Shares would require the approval of the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules (which are summarized below under the heading "Condition of the Withdrawal Proposal") and compliance with the other provisions of Rule 6.12. In this regard, the Proposed Distribution is considered by the Company to be a "reasonable cash alternative or other reasonable alternative" offered to the Independent Shareholders in compliance with Rule 6.12 (4) of the Listing Rules. The Board will not proceed to effect the withdrawal of the listing of the Shares on the Stock Exchange unless the Proposed Distribution is paid to the Shareholders at substantially the same time (being a period not exceeding 14 days thereafter).

The independent committee of the Board referred to above will also advise the Independent Shareholders in connection with the Withdrawal Proposal. Similarly, ING Bank N.V. will, in its capacity as independent financial adviser, advise the independent committee of the Board in connection with the Withdrawal Proposal.

The Company will apply to the Stock Exchange to withdraw the listing of the Shares from the Stock Exchange, under Rule 6.12 of the Listing Rules. That application is subject to the Stock Exchange being satisfied with compliance with applicable Listing Rules requirements, including Rule 6.12 of the Listing Rules.

Relationship between acceptance of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal

The Proposed Distribution will be conditional on fulfillment of the conditions summarised below in the section headed "Conditions of the Proposed Distribution".

Following the withdrawal of the listing of the Shares on the Stock Exchange and the Proposed Distribution, the Independent Shareholders would have received an amount of HK$0.65 per Share pursuant to the Proposed Distribution but would remain Shareholders in a public but unlisted company. At that point, it is proposed that the Board would resolve to wind up the Company and its remaining subsidiaries. The Independent Shareholders would be entitled to participate on a pro rata basis in any assets available for distribution to the Shareholders on the winding up of the Company (after any creditors and the costs of the winding up have been paid), but it is not anticipated that any material assets will remain following the Proposed Distribution having been made. Acceptance of the Offer and completion of the Sale will not be conditional on either the Proposed Distribution being approved by the Shareholders or the Withdrawal Proposal being approved by the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules.

If the Independent Shareholders at the EGM approve the acceptance of the Offer by the Company and the Sale but do not approve the Proposed Distribution and the Withdrawal Proposal, it is the Board's intention to proceed to accept the Offer and complete the Sale; however the Board will consider all relevant circumstances at the relevant time, including the implications of the Company becoming a "cash company" for the purposes of Rule 14.82 of the Listing Rules. Rule 14.82 provides that where for any reason (including immediately after completion of a notifiable transaction or connected transaction) the assets of a listed issuer consist wholly or substantially of cash or short-dated securities, it will not be regarded as suitable for listing and trading in its securities will be suspended. In that eventuality, although the Board considers that it would be in the best interests of the Shareholders to return the Sale proceeds to them and allow Shareholders to take their own independent decisions as to how those proceeds should be invested, the Board would have to actively consider reinvesting the Sale proceeds in a new business sector in one or more investments which would be suitable for listing on the Stock Exchange. Under Rule 14.84 of the Listing Rules, the listed issuer may apply to the Stock Exchange to lift the suspension once it has a business suitable for listing. The Stock Exchange will treat its application for lifting of the suspension as if it were an application for listing from a new applicant. The Stock Exchange reserves the right to cancel the listing if such suspension continues for more than 12 months or in any other case where it considers it necessary.

General

A circular will be sent to the Shareholders containing, among other things, further details of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal, the expected timetable, the recommendations of the independent committee of the Board in respect of the Offer, the Sale and the Withdrawal Proposal, a letter of advice from the independent financial adviser to such independent committee of the Board in relation to the Offer, the Sale and the Withdrawal Proposal and a notice of the EGM.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 26 September 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 4 October 2006.

Shareholders and potential investors should be aware that the Sale, the Proposed Distribution and the Withdrawal Proposal are subject to the relevant conditions set out below being fulfilled, and thus may or may not be completed or effected, as the case maybe. They are advised to exercise caution when dealing in the Shares.

INTRODUCTION

The Directors announce that on 25 September 2006, the Company received from PCCW an offer letter offering to purchase, either itself or through its subsidiaries, the entire issued share capital of SUNDAY Holdings, a wholly owned subsidiary of the Company.

It is a condition precedent to completion of the sale and purchase of SUNDAY Holdings contemplated by the Offer Letter that an internal group reorganisation first be implemented, on completion of which SUNDAY Holdings would be the holding company of:

(a)   Mandarin and SUNDAY 3G, which are the SUNDAY Group's operating subsidiaries respectively providing 2G and 3G telecommunications services;

(b)   SUNDAY IP, which holds all of the intellectual property rights required by Mandarin and SUNDAY 3G for those businesses; and

(c)   SUNDAY China, which is the holding company for the SUNDAY Group's back office operations located in the PRC.

Accordingly, the sale and purchase contemplated by the Offer Letter is a sale of substantially all the operating businesses and assets of the SUNDAY Group. Following completion of the sale and purchase contemplated by the Offer Letter, the SUNDAY Group's remaining subsidiaries would be non-operating or dormant subsidiaries which are insignificant in value.

PARTICULARS OF THE OFFER LETTER

Parties

Vendor: the Company

Purchaser: PCCW. However, PCCW has the right to designate any of its subsidiaries as purchaser of any of the Sale Companies or to require any of the Sale Companies to be transferred to or held by any of its subsidiaries, provided that PCCW shall remain as the issuer of the Promissory Note.

Aggregate Consideration

The Aggregate Consideration for the Sale Shares offered by PCCW under the Offer Letter would amount to HK$1,943,500,000 to be settled partly in cash as to HK$401,500,000 and partly by the issue of the Promissory Note in the principal amount of HK$1,542,000,000 by PCCW to the Company. The Offer Letter acknowledges that Mandarin would be sold subject to an aggregate amount of indebtedness owed by Mandarin to the PCCW Group on completion of the Sale. As at 30 June 2006, the aggregate amount of such indebtedness was approximately HK$1,403,780,000 and would be increased by any additional advances made by the PCCW Group to Mandarin after 30 June 2006 and prior to completion of the Sale.

The Promissory Note would be non-interest bearing for the first six months following the date of issue of the Promissory Note, which would be on the date of Completion. For the period of twelve months thereafter, the Promissory Note would bear interest on the basis of annual interest periods at the rate which is equal to HIBOR prevailing at or around the commencement of the relevant interest period. For the remainder of the term of the Promissory Note, it would bear interest on the basis of annual interest periods at the rate which is equal to HIBOR plus 1% prevailing at or around the commencement of the relevant interest period. The Promissory Note would be repayable on demand made by not less than 3 months prior written notice at any time following the third anniversary of the date of issue of the Promissory Note.

The Aggregate Consideration proposed under the Offer Letter was arrived at on normal commercial terms having regard to the value of the Company's businesses as reflected in the recently traded prices of the Company's shares.

Definitive Documentation

The Offer Letter contemplates that, if the Offer is accepted by the Company, detailed transaction documents would be entered into setting out the detailed terms of the Sale, including customary representations and warranties, in terms to be agreed between PCCW and the Company (with each acting reasonably in this regard). The detailed terms of the Sale would include the transaction timetable and proposed completion date in respect of the Sale, which would be agreed between PCCW and the Company having regard to all relevant circumstances. The respective forms of the detailed transaction documents will be agreed between PCCW and the Company prior to the despatch of the Shareholders' circular referred to below and will be described in the Shareholders' circular, although they will only be entered into after the EGM and assuming that the Sale has been approved by the Independent Shareholders at the EGM.

Conditions of the Sale contemplated by the Offer Letter

The Offer Letter contemplates that the Sale would be conditional upon the fulfillment or waiver, as applicable, of the following conditions:

(a)   Implementation of an internal group reorganisation, on completion of which SUNDAY Holdings would be the holding company of Mandarin, SUNDAY 3G Holdings (Hong Kong) Corporation, SUNDAY 3G, SUNDAY China, SUNDAY Communications Services (Shenzhen) Limited and SUNDAY IP and would have no other interests in any other subsidiaries, companies or other entities.

(b)   Approval of the Sale as a very substantial disposal for the Company under Chapter 14 of the Listing Rules and as a connected transaction for the Company under Chapter 14A of the Listing Rules, in accordance with the requirements of Chapter 14 and Chapter 14A, respectively. Those requirements include the approval of the Sale by a resolution of the Independent Shareholders, passed at a general meeting of Shareholders to be convened by a simple majority of the shares held by those Independent Shareholders attending and voting at that general meeting.

(c)   The Sale not being subject to any approvals under the Listing Rules other than those specified in paragraph (b) above.

In relation to paragraph (a) above, the principal activities of Mandarin, SUNDAY 3G, SUNDAY IP and SUNDAY China are described above. SUNDAY 3G Holdings (Hong Kong) Corporation is the intermediate holding company of SUNDAY 3G. SUNDAY Communications Services (Shenzhen) Limited is the operating company providing the SUNDAY Group's back office operations located in the PRC and is a subsidiary of SUNDAY China.

AMENDMENTS TO THE TERMS OF THE OFFER REQUESTED BY THE COMPANY AND AGREED TO BY PCCW

Acceptance of the Offer and completion of the Sale would result in the Company selling substantially all of its operating businesses and assets and effectively amounts a decision to exit the highly competitive mobile telecommunications sector in Hong Kong. Having regard to the strategic importance of such a decision, the Board wishes to ascertain the views of the Independent Shareholders at the EGM, before making a decision as to whether or not to accept the Offer. Accordingly, in a letter to PCCW dated 27 September 2006, the Company requested that PCCW leave the Offer open for acceptance for a lengthy fixed period, sufficient to allow the Company to convene the EGM and ascertain the views of the Independent Shareholders at the EGM before deciding whether or not to accept the Offer. The Company also requested that PCCW agree not to withdraw or otherwise amend the Offer prior to the expiry of that period. By a letter of the same date, PCCW agreed to leave the Offer open for acceptance at any time up to 31 December 2006 and not to withdraw or vary the terms of the Offer in any way prior to that date.

BOARD'S PROPOSAL FOR CONSIDERING THE OFFER

The Board has carefully considered the terms of the Offer set out in the Offer Letter. Having observed the likely technology trends and developments in other markets, the Board considers that continuing the Company's existing business as a stand alone 2G and 3G mobile telecommunications services provider is unlikely to create shareholder value in the short or medium term equivalent to that which can now be achieved by accepting the Offer. Accordingly, noting that the Aggregate Consideration represents a significant premium over the Company's existing share price, the Board considers that there is a strong prima facie case that acceptance of the Offer would be in the best interests of the Company and its Shareholders as a whole and has established an independent committee of the Board and appointed ING Bank N.V. as an independent financial adviser to analyse the proposal in more detail. The views of the independent committee of the Board and the independent financial adviser will be set out in the Shareholders' circular referred to below.

Having said that, acceptance of the Offer would result in the Company selling substantially all of its operating businesses and assets and taking a strategic position to exit the highly competitive mobile telecommunications sector in Hong Kong. In view of the strategic importance of a decision to accept the Offer, the Board will ascertain the views of the Independent Shareholders in relation to the possibility of accepting the Offer and the proposals for dealing with the potential sale proceeds outlined below, before deciding whether or not to accept the Offer. The Board intends to convene the EGM to consider the proposals described in this announcement and ascertain the view of the Independent Shareholders in relation to each of those proposals before deciding whether or not to accept the Offer. The EGM to be convened will be a general meeting of shareholders convened in accordance with the requirements of Chapters 14 and 14A of the Listing Rules and the resolutions to be proposed at the EGM will, if passed, constitute the Independent Shareholders' approvals required under the Listing Rules in order to complete the Sale and implement the Proposed Distribution, the Withdrawal Proposal and the other transactions contemplated by this announcement. The legally binding agreement resulting from acceptance of the Offer would not be subject to further Independent Shareholders' approval.

LISTING RULES IMPLICATIONS OF THE OFFER AND THE SALE

PCCW Mobile, a wholly owned subsidiary of PCCW, holds approximately 79.35% of the issued share capital of the Company. PCCW is therefore a connected person of the Company. Under Rule 14A.13(1)(a) of the Listing Rules, the Sale would constitute a connected transaction for the Company. In addition, each of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Aggregate Consideration is more than 75%. Accordingly, the Sale would constitute a very substantial disposal for the Company under Rule 14.06(4) of the Listing Rules and is subject to the disclosure, reporting and shareholders' approval requirements of Rules 14.48, 14.49 and 14A.13 of the Listing Rules. An EGM is proposed to be convened to consider, among other things, acceptance of the Offer and the Sale. PCCW Mobile and its associates will abstain from voting at the EGM in respect of the resolution to be proposed to approve acceptance of the Offer and the Sale.

An independent committee of the Board, comprising all of the Company's independent non-executive directors, has been established to advise the Independent Shareholders in connection with the acceptance of the Offer and the Sale. ING Bank N.V. has been appointed as an independent financial adviser to advise the independent committee of the Board in connection with acceptance of the Offer and the Sale.

PROPOSALS FOR DEALING WITH THE SALE PROCEEDS WHICH WOULD BE RECEIVED IF THE OFFER IS ACCEPTED AND THE SALE IS COMPLETED

Proposed Distribution

The Board has carefully considered whether or not the sale proceeds which would be received if the Offer is accepted and the Sale is completed should be reinvested in the mobile telecommunications sector or other businesses. Given the very limited scale of the Company's operations, the increasing trends for consolidation and mergers in the mobile telecommunications sector and the increasing competitiveness of telecommunications businesses generally, the Board considers that, if the Sale proceeds, it would be in the best interests of the Shareholders to return substantially all of those sale proceeds to the Shareholders and allow Shareholders to make their own individual decisions as to how those sale proceeds should be invested. In terms of investing in other businesses, the Board believes that investments in alternative sectors would take a substantial time to develop and grow into profitable revenue streams, which may or may not deliver increased Shareholders' returns. Accordingly, having regard to the uncertainties involved in developing new businesses, the Board is reinforced in its view that it would be in the best interests of the Shareholders to return the sale proceeds received following acceptance of the Offer and completion of the Sale to the Shareholders.

Accordingly, if the Offer is accepted by the Company the Board proposes to declare a distribution in favour of the Shareholders of the entire amount of the sale proceeds received as a result of accepting the Offer and completing the Sale. Pursuant to the Proposed Distribution, the Promissory Note in the amount of HK$1,542,000,000 would be distributed to PCCW Mobile and an amount of HK$401,500,000 in cash would be distributed to the Independent Shareholders. The amount of the Promissory Note is equivalent to 79.35% of the total amount of the Proposed Distribution while the amount of cash proposed to be distributed to the Independent Shareholders is equivalent to 20.65% of the total amount of the Proposed Distribution. This would result in the Independent Shareholders receiving HK$0.65 per Share in cash pursuant to the Proposed Distribution.

The proposed distribution of a cash amount representing HK$0.65 per Share to the Independent Shareholders represents:

  a premium of approximately 22.6% over the closing price of HK$0.53 per Share as quoted on the Stock Exchange on 25 September 2006 (being the last trading day prior to the suspension of trading in the Shares pending the issue of this announcement);

  a premium of approximately 21.7% over the average closing price of about HK$0.534 per Share based on the daily closing prices as quoted on the Stock Exchange over the 5 trading days up to and including 25 September 2006;

  a premium of approximately 21.5% over the average closing price of about HK$0.535 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 25 September 2006;

  a premium of approximately 19.3% over the average closing price of about HK$0.545 per Share based on the daily closing prices as quoted on the Stock Exchange over the 120 trading days up to and including 25 September 2006;

  a premium of approximately 282% to the audited consolidated net asset value per Share of about HK$0.17 as at 31 December 2005; and

  a premium of approximately 713% to the unaudited consolidated net asset value per Share of about HK$0.08 as at 30 June 2006.

As at the date of this announcement, there were 2,990,000,000 Shares in issue and the Independent Shareholders were interested in 617,327,744 Shares, representing approximately 20.65% of the issued share capital of the Company.

Conditions of the Proposed Distribution

The Proposed Distribution would be conditional upon the fulfillment of the following conditions:

(a)   acceptance of the Offer and completion of the Sale having occurred;

(b)   the condition of the Withdrawal Proposal set out below having been fulfilled and the listing of the Shares having been withdrawn from the Stock Exchange; and

(c)   the Proposed Distribution having been approved at the EGM by a special resolution of Shareholders, being a resolution passed by not less than three-fourths of the votes cast by such Shareholders as, being entitled so to do, vote in person or by proxy at the EGM.

All Shareholders, including PCCW Mobile, are permitted to vote at the EGM in respect of the resolution relating to the Proposed Distribution.

In order to make the Proposed Distribution in the aggregate amount referred to above, the special resolution approving the Proposed Distribution will also include a resolution whereby the Company is deregistered in the Cayman Islands and continued as a company in the British Virgin Islands under the British Virgin Islands Business Companies Act. As a result, the Company would cease to be a Cayman Islands company and would become a British Virgin Islands company, but without prejudice to the rights, powers, authorities, functions and liabilities or obligations of the Company or any other person.

Payment of the Proposed Distribution to holders of the ADSs

The Depositary (as the registered holder of the Shares underlying the ADSs) will receive an amount in HK dollars equal to that payable in respect of all Shares held by the Depositary. Once the Depositary has received the funds and converted the funds to US dollars, holders of ADSs in accordance with the terms of the Deposit Agreement, will receive their net pro-rata portion of the Proposed Distribution from the Depositary.

Withdrawal Proposal

If the Company accepts PCCW's offer to purchase the Company's operating businesses, the Company would be taking a decision to exit the highly competitive mobile telecommunications sector in Hong Kong, participation in which was the principal reason for the SUNDAY Group being established and obtaining a listing on the Stock Exchange. Having regard to the fact that the Board considers that it would be in the best interests of the Shareholders to return the sale proceeds which would be received if the Offer is accepted and the Sale is completed to the Shareholders, rather than seek to reinvest them in other businesses (whether telecommunications related or otherwise), the Board is proposing that, in conjunction with and as a condition precedent to, the Proposed Distribution, the Independent Shareholders consider approving a voluntary withdrawal of the listing of the Shares on the Stock Exchange.

A voluntary withdrawal of the listing of the Shares would require the approval of the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules (which are summarized below under the heading "Condition of the Withdrawal Proposal") and compliance with the other provisions of Rule 6.12. In this regard, the Proposed Distribution is considered by the Company to be a "reasonable cash alternative or other reasonable alternative" offered to the Independent Shareholders in compliance with Rule 6.12 (4) of the Listing Rules. The Board will not proceed to effect the withdrawal of the listing of the Shares on the Stock Exchange unless the Proposed Distribution will be paid to the Shareholders at substantially the same time (being a period not exceeding 14 days thereafter).

The independent committee of the Board referred to above will also advise the Independent Shareholders in connection with the Withdrawal Proposal. Similarly, ING Bank N.V. will, in its capacity as independent financial adviser, advise the independent committee of the Board in connection with the Withdrawal Proposal.

Condition of the Withdrawal Proposal

The Withdrawal Proposal would become effective and binding on the Company and all Shareholders subject to the approval of the Withdrawal Proposal (by way of poll) by Independent Shareholders representing at least 75% of the votes attaching to the Shares held by Independent Shareholders voting either in person or by proxy at the EGM in respect of the resolution relating to the Withdrawal Proposal, provided that the number of votes cast against the resolution for the Withdrawal Proposal at the EGM is not more than 10% of the votes attaching to the Shares held by Independent Shareholders permitted to vote in person or by proxy at the EGM in respect of the resolution relating to the Withdrawal Proposal.

All of the Independent Shareholders are permitted to vote at the EGM in respect of the resolution relating to the Withdrawal Proposal. The listing of the Shares will not be withdrawn and the Proposed Distribution will not be made if the Withdrawal Proposal is not approved at the EGM.

The Company will apply to the Stock Exchange to withdraw the listing of the Shares from the Stock Exchange, under Rule 6.12 of the Listing Rules. That application is subject to the Stock Exchange being satisfied with compliance with applicable Listing Rules requirements, including Rule 6.12 of the Listing Rules.

Following the withdrawal of the listing of the Shares on the Stock Exchange and the Proposed Distribution, the Independent Shareholders would have received an amount of HK$0.65 per Share pursuant to the Proposed Distribution but would remain Shareholders in a public but unlisted company. At that point it is proposed that the Board would resolve to wind up the Company and its remaining subsidiaries. The Independent Shareholders would be entitled to participate on a pro rata basis in any assets available for distribution to the Shareholders on the winding up of the Company (after any creditors and the costs of the winding up have been paid), but it is not anticipated that any material assets will remain following the Proposed Distribution having been made.

Relationship between acceptance of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal

Acceptance of the Offer and completion of the Sale will not be conditional on either the Proposed Distribution being approved by the Shareholders or the Withdrawal Proposal being approved by the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules. If the Independent Shareholders at the EGM approve the acceptance of the Offer by the Company and the Sale but do not approve the Proposed Distribution and the Withdrawal Proposal, it is the Board's intention to proceed to accept the Offer and complete the Sale; however, the Board will consider all relevant circumstances at the relevant time, including the implications of the Company becoming a "cash company" for the purposes of Rule 14.82 of the Listing Rules.

If the Board accepts the Offer and proceeds with the Sale in the absence of the Withdrawal Proposal having been approved by the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules, the Company would become a "cash company" for the purposes of Rule 14.82 of the Listing Rules and the Shares would be suspended pending submission of an application to the Exchange to lift the suspension once the Company has a business suitable for listing. Rule 14.82 provides that where for any reason (including immediately after completion of a notifiable transaction or connected transaction) the assets of a listed issuer consist wholly or substantially of cash or short-dated securities, it will not be regarded as suitable for listing and trading in its securities will be suspended. In that eventuality, although the Board considers that it would be in the best interests of the Shareholders to return the Sale proceeds to them and allow Shareholders to take their own independent decisions as to how those proceeds should be invested, the Board would have to actively consider reinvesting the Sale proceeds in a new business sector in one or more investments which would be suitable for listing on the Stock Exchange. Under Rule 14.84 of the Listing Rules, the listed issuer may apply to the Stock Exchange to lift the suspension once it has a business suitable for listing. The Stock Exchange will treat its application for lifting of the suspension as if it were an application for listing from a new applicant. The Stock Exchange reserves the right to cancel the listing if such suspension continues for more than 12 months or in any other case where it considers it necessary.

EXPECTED TIMETABLE

Shareholders will be notified in the circular to be despatched to the Shareholders, as referred to above, of the date of the EGM to consider the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal, the anticipated timetable for completing the Sale if the Offer is accepted, the estimated record date and date of payment for the Proposed Distribution and the estimated date on which the withdrawal of the listing of the Shares on the Stock Exchange will become effective, if the conditions applicable to the respective proposals are fulfilled.

It is currently anticipated that:

(a)   The shareholders' circular will be despatched within 21 days of the date of this announcement.

(b)   The EGM will be held in November 2006.

(c)   Assuming the requisite approval is obtained at the EGM, the Offer will be accepted immediately following the EGM. The Company and PCCW would then enter into the definitive transaction documents setting out the detailed terms and timetable for completion of the Sale.

(d)   Assuming that the conditions of the Withdrawal Proposal and the Proposed Distribution have each been fulfilled, the Proposed Distribution would be made at substantially the same time as the withdrawal of the listing of the Shares on the Stock Exchange (being a period not exceeding 14 days thereafter).

The Proposed Distribution will not be made if the Sale is not completed or if the listing of the Shares on the Stock Exchange is not withdrawn.

Shareholders and potential investors should be aware that completion of the Sale and implementation of the Proposed Distribution and the Withdrawal Proposal are subject to the relevant conditions applicable to them as set out above being fulfilled and thus the Sale may or may not be completed and the Proposed Distribution and the Withdrawal Proposal may or may not become effective. For this reason, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

REASONS FOR THE SALE

The sale price proposed by PCCW in the Offer Letter is attractive and fully values the Company's operating businesses, illustrated by the fact that the proposed distribution of cash to the Independent Shareholders represents a significant premium to the Company's historic share price. Having observed the likely technology trends and developments in other markets, the Board considers that continuing the Company's existing business as a stand alone 2G and 3G mobile telecommunications services provider is unlikely to create shareholder value in the short or medium term equivalent to that which can now be achieved pursuant to acceptance of the Offer and completion of the Sale. Noting that the Aggregate Consideration represents a significant premium over the Company's existing share price, the Board considers that there is a strong prima facie case that acceptance of the Offer would be in the best interests of the Company and its Shareholders as a whole and has established an independent committee of the Board and appointed ING Bank N.V. as an independent financial adviser to analyse the proposal in more detail. The views of the independent committee of the Board and the financial adviser will be set out in the Shareholders' circular referred to below.

REASONS FOR THE PROPOSED DISTRIBUTION AND THE WITHDRAWAL PROPOSAL

In relation to the Proposed Distribution and withdrawal of the Company's listing, the Board has carefully considered whether or not the proceeds of the Sale should be reinvested in the mobile telecommunications sector or other businesses. Given the very limited scale of the Company's operations, the increasing trends for consolidation and mergers in the mobile telecommunications sector and the increasing competitiveness of telecommunications businesses generally, the Board considers that, if the Sale proceeds, it would be in the best interests of the Shareholders to return substantially all the proceeds of the Sale to the Shareholders.

Moreover, the Board is of the view that the ability of the Company to take advantage of its listed status to raise funds from equity markets is limited for the foreseeable future and the costs associated with the maintenance of the Company's listing on the Stock Exchange and registration of the ADSs with the United States Securities and Exchange Commission may no longer be warranted. The average daily trading volume during the period of 120 Stock Exchange dealing days prior to the suspension of trading in the Shares on the Stock Exchange on 25 September 2006 was approximately 191,292 Shares (equivalent to HK$104,254 based on the average closing Share price of the same period), representing only 0.006% of the total issued Shares. Furthermore, the Board has considered other investment strategies for the SUNDAY Group to utilise the proceeds of the Sale and believes that such strategies will take a substantial time to develop and grow into profitable revenue streams. Accordingly, in view of the low daily trading volume, limited liquidity in the Shares and risks and uncertainties involved in developing new businesses, the Board is of the view that the Proposed Distribution and the Withdrawal Proposal provide an opportunity for all Independent Shareholders to realise their investment in the Company at a premium to the prevailing market price of the Shares. In the circumstances, the Board has decided to put forward the Proposed Distribution and the Withdrawal Proposal to the Independent Shareholders for their consideration at the EGM.

Following the payment of the Proposed Distribution and the withdrawal of the listing, the SUNDAY Group will cease conducting business and, as referred to above, it is the Board's intention that the Company and its subsidiaries be voluntarily wound up.

INFORMATION ON THE SUNDAY GROUP

The SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997 and is also engaged in the provision of 3G services. The Shares are listed on the Stock Exchange and on NASDAQ Global Market in the US. Mandarin and SUNDAY 3G are the main operating subsidiaries of the SUNDAY Group. SUNDAY IP holds all of the intellectual property rights of the SUNDAY Group.

A summary of the audited consolidated financial results of the SUNDAY Group for each of the two years ended 31 December 2004 and 2005 is set out below:

	(Audited)
	For the year ended
	31 December
	(restated)
	2004	2005
	HK$'000	HK$'000
Turnover	1,158,609	1,159,439
Operating profit (loss)	30,713	(155,577)
Profit (Loss) for the year attributable to shareholders (before and after taxation and extraordinary items)	4,373	(196,981)

The audited consolidated net assets of the SUNDAY Group as at 31 December 2004 and 2005 were approximately HK$710 million (restated) and HK$513 million respectively.

The Sale will result in an estimated gain, before expenses, of approximately HK$1,696 million with reference to the unaudited management accounts of the SUNDAY Group (based on the unaudited management accounts which were prepared on the then existing applicable accounting standards and assuming the completion of the internal group reorganisation) as at 30 June 2006 .

INFORMATION ON THE PCCW GROUP

The principal activities of the PCCW Group are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the PRC.

US AND OTHER OVERSEAS SHAREHOLDERS OF THE COMPANY

The making of the Proposed Distribution to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal and regulatory requirements. It is the responsibility of any overseas Independent Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, and the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

ADS holders cannot vote at the EGM directly but may instruct the Depositary to vote pursuant to the terms of the Deposit Agreement. Persons holding ADSs indirectly must rely on the procedures of the bank, broker or financial institution in which such ADSs are held. The circular will contain definitive instructions about how to vote the ADSs.

ADS holders may also elect to become holders of Shares by surrendering their ADSs and withdrawing the Shares represented by ADSs. Such ADS holders must pay a fee of US$0.05 per ADS and may incur other fees and expenses, including taxes and governmental charges payable in connection with such surrender and withdrawal.

Around the time of and subject to the withdrawal of the listing of the Shares on the Stock Exchange, the Directors would de-list the ADSs from the NASDAQ Global Market.

NOTICE TO US HOLDERS

The Sale, Proposed Distribution and Withdrawal Proposal are subject to shareholders' approval and disclosure requirements of Hong Kong that are different from those of the US. Any financial statements included in the circular in respect thereof will be prepared in accordance with Hong Kong accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for ADS holders to enforce their rights and any claim ADS holders may have arising under the federal securities laws, since the Company is located in Hong Kong and some or all of its officers and directors may be residents of Hong Kong or other foreign countries. ADS holders may not be able to sue the Company or its officers or directors in Hong Kong or another foreign court for violations of the US securities laws. It may be difficult to compel the Company or its affiliates to subject themselves to a US court's judgment.

GENERAL

A circular will be sent to the Shareholders containing, among other things, further details of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal, the expected timetable, the recommendations of the independent committee of the Board in relation to the Offer, the Sale and the Withdrawal Proposal, a letter of advice from the independent financial adviser to such independent committee of the Board in relation to the Offer, the Sale and the Withdrawal Proposal and a notice of the EGM.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 26 September 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 4 October 2006 on the Stock Exchange.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.
"ADSs"	American depositary shares of the Company, evidenced by American depositary receipts ("ADRs"), each ADS representing 100 Shares;

"Aggregate Consideration"	an aggregate amount of HK$1,943,500,000, comprising the Promissory Note in the amount of HK$1,542,000,000 and cash in the amount of HK$401,500,000, being the aggregate consideration payable by PCCW for the Sale Shares in accordance with the terms of the Offer Letter;

"associate(s)"	has the meaning ascribed to it under the Listing Rules;

"Board"	the board of directors of the Company;

"Company"	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange and the American Depositary Shares of which are quoted on the NASDAQ Global Market in the US;

"Completion"	completion of the Sale in accordance with the Offer Letter;

"Deposit Agreement"	Deposit Agreement, dated as of 15 March 2000, as amended, among the Company, the Depositary and each owner and holder from time to time of ADRs issued thereunder;

"Depositary"	The Bank of New York, as depositary under the Deposit Agreement;

"Directors"	the directors of the Company;

"EGM"	the extraordinary general meeting of the Company to be convened and held to consider and approve the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal;

"HIBOR"	Hong Kong Interbank Offered Rate for deposits of Hong Kong dollars;

"HK$" or "HK dollars"	Hong Kong dollar(s), the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Independent Shareholder(s)"	Shareholder(s) other than PCCW Mobile and/or its associates;

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Mandarin"	Mandarin Communications Limited, a company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company as at the date of this announcement;

"Offer"	the offer from PCCW to purchase the Sale Shares, on the terms of the Offer Letter;

"Offer Letter"	a letter dated 25 September 2006 from PCCW to the Company in respect of the Sale, as supplemented by a further letter dated 27 September 2006 from PCCW to the Company;

"PCCW"	PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;

"PCCW Group"	PCCW and its subsidiaries, but excluding the SUNDAY Group;

"PCCW Mobile"	PCCW Mobile Holding No. 2 Limited, an indirect wholly owned subsidiary of PCCW incorporated in the British Virgin Islands which owns 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of the Company as at the date of this announcement;

"PRC"	the People's Republic of China;

"Promissory Note"	a promissory note in the amount of HK$1,542,000,000 to be issued by PCCW to the Company as part of the Aggregate Consideration for the Sale in accordance with the Offer Letter;

"Proposed Distribution"	the proposed distribution by the Company of all of the proceeds of the Sale, to be satisfied by the distribution of the Promissory Note in the amount of HK$1,542,000,000 to PCCW Mobile and the distribution of an amount of HK$401,500,000 in cash to the Independent Shareholders, which is equivalent to a distribution of HK$0.65 per Share;

"Sale"	the purchase by PCCW or its subsidiaries, and the sale by the Company, of the Sale Shares in accordance with the terms of the Offer Letter;

"Sale Companies"	collectively, SUNDAY Holdings, Mandarin, SUNDAY 3G Holdings (Hong Kong) Corporation, SUNDAY 3G, SUNDAY China, SUNDAY Communications Services (Shenzhen) Limited and SUNDAY IP;

"Sale Shares"	the entire issued share capital of SUNDAY Holdings;

"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company;

"Shareholder(s)"	holder(s) of the Shares;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"SUNDAY 3G"	SUNDAY 3G (Hong Kong) Limited, a company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company as at the date of this announcement;

"SUNDAY China"	SUNDAY Holdings (China) Corporation, a company incorporated in the British Virgin Islands and a direct wholly owned subsidiary of the Company as at the date of this announcement;

"SUNDAY Group"	the Company and its subsidiaries;

"SUNDAY Holdings"	SUNDAY Holdings (Hong Kong) Corporation, a company incorporated in the British Virgin Islands and a direct wholly owned subsidiary of the Company as at the date of this announcement;

"SUNDAY IP"	SUNDAY IP Limited, a company incorporated in the British Virgin Islands and an indirect wholly owned subsidiary of the Company as at the date of this announcement;

"US"	the United States of America;

"US$" or "US dollars"	United States dollar(s), the lawful currency of the US; and

" Withdrawal Proposal"	the proposal to withdraw the listing of the Shares on the Stock Exchange as detailed in the section of this announcement headed "Withdrawal Proposal".

By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 3 October 2006

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen